FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   N/A

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   N/A

        Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer plans stock market flotation for parts
of Chemicals and Polymers

•    Focus on core businesses intended to enhance Bayer's competitiveness
•    Pharmaceuticals business to be retained as a stand-alone solution

Leverkusen, November 7, 2003

Following its reorganization, the Bayer Group now plans to focus more strongly on its core activities: In future it will concentrate resources primarily on developing and expanding its research-intensive activities in the HealthCare and CropScience businesses and on the investment-intensive MaterialScience business. For this reason, Bayer Chemicals (excluding H.C. Starck and Wolff Walsrode) is to be combined with the styrenics, semi-crystalline thermoplastics, fibers and rubber activities from the polymers portfolio to form a new company with sales of approximately EUR 5.6 billion (based on 2003E) and about 20,000 employees. The aim is to list this new company on the stock market by early 2005. The Supervisory Board approved these plans of the Group Management Board at its meeting today.

The pharmaceuticals business is to be retained on a stand-alone basis within Bayer HealthCare AG because the options for combining it with other companies would not have created value. Pharmaceuticals research will concentrate on the therapeutic areas in which Bayer has core competencies: anti-infectives, cardiovascular and urology. Bayer also has promising products under development in the oncology (cancer) field.

The Pharmaceuticals Division will be positioned as a mid-size European pharmaceuticals business.

Following this realignment, Bayer’s portfolio will comprise a balanced mix of stable businesses that should show sustained growth, along with innovation-driven activities.

Bayer Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)

By: /s/ Alexander Rosar Name: Alexander Rosar Title: Head of Investor Relations

By: /s/ Armin Buchmeier Name: Armin Buchmeier Title: Senior Counsel

Date: November 7, 2003